ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-137902 Dated April 17, 2007

15 Year Non-Call 1 Year CMS Slope Steepener Note Indicative Terms and Conditions – April 17, 2007

Summary Terms of Note

Issuer	:	Deutsche Bank AG, London Branch

Issuer Rating	:	Moody’s Aa3, S&P AA-

Settlement Date	:	May 9, 2007

Maturity Date	:	May 9, 2022

Denomination	:	$1,000 per Note (min. investment $1,000)

Coupon	:

Year 1:                     10.60% per annum

Years 2 – 15:          50 x (CMS30 - CMS10), per annum

Quarterly, 30/360, unadjusted

Subject to a maximum coupon of 20.00% per annum and a minimum coupon of 0.00% per annum

Rates set in advance

CMS30	:	Mid-market semi-annual swap rate expressed as a percentage for a USD interest rate swap transaction with a term equal to 30 years which appears on the Reuters screen ISDAFIX1 Page at 11:00 am New York time on the day that is two business days prior to the beginning of the coupon period

CMS10	:	Mid-market semi-annual swap rate expressed as a percentage for a USD interest rate swap transaction with a term equal to 10 years which appears on the Reuters screen ISDAFIX1 Page at 11:00 am New York time on the day that is two business days prior to the beginning of the coupon period

Payment Dates	:	Quarterly, 30/360, unadjusted

Call Provision	:	The Issuer has the right to call the Notes at par 1 year from Issue Date and quarterly thereafter by giving not less than 5 Business Days notice to the noteholder.

Call Notification Period	:	5 Business Days prior to each coupon date

Business Days	:	New York, London

Business Day Convention	:	Following

Governing Law	:	New York

Security Codes	:	• CUSIP: 25152A0CL5 • ISIN: US25152A0CL52

Documentation	:	USMTN

Underwriter	:	Deutsche Bank Securities Inc. (DBSI)

Settlement	:	DTC

Calculation Agent	:	Deutsche Bank AG, London Branch

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. We will notify you in the event of any changes to the terms of the notes, and you will be asked to accept such changes in connection with your purchase of any notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the notes.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this product snapshot relates. Before you invest, you should read the prospectus in that registration statement and the other documents, including term sheet No. 72, relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, term sheet No. 72 or this document if you so request by calling toll-free 1-866-620-6443.